As filed with the Securities and Exchange Commission on August 15, 2007

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Aetos Capital Multi-Strategy Arbitrage Fund, LLC

(Name of Issuer)

Aetos Capital Multi-Strategy Arbitrage Fund, LLC

(Name of Person(s) Filing Statement)

Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

James M. Allwin	With a copy to:
c/o Aetos Capital, LLC 875 Third Avenue New York, New York 10022 (212) 201-2500	Leonard B. Mackey, Jr., Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Person(s) Filing Statement

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee
Transaction Valuation $2,000,000(a)	Amount of Filing Fee $214.00(b)
(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)	Calculated at $107 per million of the Transaction Valuation.
[ X ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$214	Filing Parties: Aetos Capital Multi-Strategy Arbitrage Fund, LLC
Form or Registration No.:	Schedule TO	Date Filed: March 2, 2007
[ ]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[ X ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

Introductory Statement

This final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 2, 2007 by Aetos Capital Multi-Strategy Arbitrage Fund, LLC (the “Fund”) relating to an offer to purchase up to $2,000,000 of limited liability company interests of the Fund (“Interests”) or portions thereof from members of the Fund (the “Members”) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund which a Member desires to redeem), on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on March 2, 2007.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended:

1.           Members that desired to tender an Interest, or a portion of an Interest, were required to submit their tenders by 12:00 midnight, New York time, on March 30, 2007. Members were allowed to withdraw any tenders of their Interests or portions thereof until the Offer expired at 12:00 midnight, New York time, on March 30, 2007, and, if Interests had not then been accepted by the Fund, at any time after March 30, 2007.

2.           Certain members validly tendered all or a portion of their Interests, designated by the members as $1,002,889 in the aggregate, prior to March 30, 2007 and did not withdraw such tenders prior to March 30, 2007. Those tenders were accepted for purchase by the Fund in accordance with the terms of the offer.

3.           The net asset value of the Interests or portion thereof tendered pursuant to the offer was calculated as March 30, 2007.

4.           The final payment of the purchase price of the Interests or portions thereof tendered was made on April 25, 2007 to the Members whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct

AETOS CAPITAL MULTI-STRATEGY
ARBITRAGE FUND, LLC

__________________________________
Michael Klein
President

August 15, 2007